UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

DELEK US HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	52-2319066
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

7102 Commerce Way Brentwood, Tennessee	37027
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Delek US Holdings, Inc. (the “Company”) hereby amends and restates the description of its capital stock as follows:

The following summary is a description of the capital stock of the Company pursuant to its second amended and restated certificate of incorporation and second amended and restated bylaws, which are hereinafter referred to as the “certificate of incorporation” and “bylaws,” respectively. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the certificate of incorporation, a copy of which is attached as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2013 and incorporated herein by reference, the bylaws, a copy of which is attached as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 20, 2013 and incorporated herein by reference, and the provisions of applicable Delaware law, the state in which the Company is incorporated.

The authorized capital stock of the Company consists of 120,000,000 shares, of which 110,000,000 shares are common stock, par value $0.01 per share (“Common Stock”), 59,351,215 shares of which were issued and outstanding, and 1,000,000 shares of which were held as treasury shares, as of May 8, 2014, and 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), none of which are issued and outstanding.

Common Stock

Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights in connection with the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

Subject to any preferential rights of Preferred Stock then outstanding, holders of Common Stock are entitled to receive any dividends that may be declared by the Board of Directors of the Company (the “Board”) out of legally available funds. In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock will be entitled to receive proportionately any of the Company’s assets remaining after the payment of its liabilities and any preferential rights of Preferred Stock then outstanding.

Holders of Common Stock have no preemptive, subscription, redemption, conversion or sinking fund rights. The outstanding shares of Common Stock are validly issued and fully paid. All shares of Common Stock have equal rights and preferences. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

Preferred Stock

The Board may, from time to time, authorize the issuance of one or more classes or series of Preferred Stock without stockholder approval. Though the Board has no current intention to issue any shares of Preferred Stock, the Company’s certificate of incorporation permits the issuance of up to 10,000,000 shares of Preferred Stock, par value $0.01 per share. Subject to the provisions of the Company’s certificate of incorporation and limitations prescribed by law, the Board is authorized to adopt resolutions to issue shares, establish the number of shares constituting any series, provide or change the voting powers, if any, determine designations, preferences and relative rights, qualifications, limitations or restrictions on shares of Preferred Stock, including dividend rights, redemption rights, conversion rights and liquidation preferences, in each case without any action or vote by the Company’s stockholders.

The issuance of Preferred Stock may adversely affect the rights of the Company’s common stockholders by, among other things:

•	restricting dividends on the Common Stock;

•	diluting the voting power of the Common Stock;

•	impairing the liquidation rights of the Common Stock; or

•	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Company’s Common Stock.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

The Company’s certificate of incorporation and bylaws contain provisions that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

The Company believes that the availability of the Preferred Stock under its certificate of incorporation provides some flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of a special meeting of stockholders. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company’s stockholders, unless action is required by applicable law or the rules of any stock exchange on which the Company’s securities may be listed. The Board has the power, subject to applicable law, to issue one or more series of Preferred Stock that could, depending on the terms of any such series, impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the prevailing market price of the Company’s then outstanding capital stock.

Advance Notice Procedure

The Company’s bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. Only persons nominated by, or at the direction of, the Board or by a stockholder who has given proper and timely notice to the secretary of the Company prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to the Board must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to the Company. For such notice to be timely, it must be received by the secretary of the Company not less than 90 nor more than 120 calendar days prior to the date the Company’s proxy statement was released to stockholders in connection with the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 30 calendar days from the anniversary date of the previous year’s annual meeting, not earlier than 90 calendar days prior to such meeting and not later than 10 calendar days after public disclosure of the date of such meeting is first made by the Company). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Special Meetings of Stockholders; No Action on Written Consent

The Company’s bylaws provide that special meetings of stockholders may be called only by the Company’s Chairman of the Board, President or by the Secretary upon written request of a majority of the Board. In addition, the Company’s certificate of incorporation provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and expressly prohibits action by written consent in lieu of a meeting. These provisions make it more difficult for stockholders to take action opposed by the Board.

Certificate of Incorporation and Bylaws Amendments

The Company’s certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of the Company’s capital stock in order to amend certain of its provisions, including any provisions concerning (i) the amendment of the bylaws, (ii) the limitations of liability of directors, (iii) indemnification of directors and officers, (iv) the purchase and maintenance of insurance by the Company on behalf of any director, officer, employee or agent thereof, (v) the removal of any director or the entire Board, and (vi) the percentage of votes represented by capital stock required to approve certain amendments to the certificate of incorporation. These voting requirements will make it more difficult for stockholders to make changes in the certificate of incorporation that would be designed to facilitate the exercise of control over the Company. In addition, the requirement of approval by at least a 66 2/3% stockholder vote will enable the holders of a minority of the voting securities of the Company to prevent the holders of a majority or more of such securities from amending such provisions.

In addition, the certificate of incorporation provides that stockholders may only adopt, amend or repeal the bylaws by the affirmative vote of 66 2/3% of the Company’s outstanding voting stock. In contrast, the Company’s certificate of incorporation grants the Board the authority to adopt, alter, amend or repeal any and all of the bylaws of the Company without the approval of stockholders.

Size of the Board of Directors; Removal; Filling of Vacancies

The Company’s bylaws provide that the Board shall consist of not less than three and not more than fifteen persons, with the exact number fixed from time to time by the majority vote of the entire Board. The certificate of incorporation allows the stockholders of the Company to remove any director or the entire Board, with or without cause, upon the affirmative vote of 66 2/3% of the Company’s outstanding voting stock. In addition, the certificate of incorporation provides that any vacancy on the Board, including one created by an increase in the number of directors, may be filled only by a majority of the directors then in office (even if less than a quorum), or by a sole remaining director. As a result of these provisions, the Company’s stockholders cannot (i) increase the size of the Board without amending the bylaws, (ii) remove any director, or the entire Board, without the affirmative vote of 66 2/3% of the Company’s outstanding voting stock, or (iii) fill newly created directorships without amending the certificate of incorporation.

Limitation on Liability and Indemnification Matters

The Company’s certificate of incorporation limits the liability of its directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors breached their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions (as described under Section 174 of the Delaware General Corporation Law (the “DGCL”)) or derived an improper benefit from their actions as directors. The Company’s certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended. In addition, the bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law.

The Company has entered into separate indemnification agreements with each of its directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require the Company, among other things, to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers.

In addition, the certificate of incorporation authorizes the Company to maintain directors’ and officers’ liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, the stockholders’ investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against its directors and officers pursuant to these indemnification provisions and/or separate indemnification agreements.

Anti-Takeover Effects of Delaware Law

The Company is a Delaware corporation that is subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination” with the corporation for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, upon the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of

Section 203 may encourage any entity interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction that results in such entity becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions involving the Company that its stockholders may otherwise deem to be in their best interests.

Listing

The Company’s Common Stock is listed for trading on the New York Stock Exchange under the symbol “DK.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is American Stock Transfer & Trust Company.

ITEM 2. EXHIBITS.

Exhibit No.	Description of Exhibit

1	Second Amended and Restated Certificate of Incorporation of Delek US Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 8, 2013) (File No. 001-32868).

2	Second Amended and Restated Bylaws of Delek US Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013) (File No. 001-32868).

3	Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on April 20, 2006) (File No. 333-131675).

4	Specimen of Delek US Holdings, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 20, 2006) (File No. 333-131675).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Delek US Holdings, Inc.
Date: May 13, 2014

	By:	/s/ Assaf Ginzburg
Assaf Ginzburg
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Second Amended and Restated Certificate of Incorporation of Delek US Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 8, 2013) (File No. 001-32868).

2	Second Amended and Restated Bylaws of Delek US Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013) (File No. 001-32868).

3	Registration Rights Agreement, dated as of April 17, 2006, by and between Delek US Holdings, Inc. and Delek Group Ltd. (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on April 20, 2006) (File No. 333-131675).

4	Specimen of Delek US Holdings, Inc. Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Company’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 20, 2006) (File No. 333-131675).